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                             May 3, 2022

       William Lam Ching Wan
       Chief Executive Officer
       GREEN VISION BIOTECHNOLOGY CORP.
       Rooms 1804-06, 18/F.
       Wing On House
       71 Des Voeux Road Central
       Hong Kong SAR, China

                                                        Re: GREEN VISION
BIOTECHNOLOGY CORP.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 000-55210

       Dear Mr. Lam Ching Wan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 10-K for the year ended December 31, 2021

       Item 1. Business, page 2

   1. At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a Nevada
holding company with operations conducted by your subsidiaries.
                                                        In addition, please
provide early in the Business section a diagram of the company   s
                                                        corporate structure.
   2. We refer to your disclosure regarding the Consulting Services Agreement, Operating
                                                        Agreement and Proxy
Agreement entered into between the Company, Lutu International and Able Lead. Please
expand upon your disclosure to indicate if these agreements are still in effect or if
they were terminated in connection with the issuance of common stock to Able Lead Holdings
Limited on July 30, 2019. If these agreements are still in effect,
 William Lam Ching Wan
FirstName  LastNameWilliam Lam Ching Wan
GREEN VISION     BIOTECHNOLOGY     CORP.
Comapany
May  3, 2022NameGREEN VISION BIOTECHNOLOGY CORP.
May 3,
Page 2 2022 Page 2
FirstName LastName
         please file them as exhibits to your annual report or tell us why you believe you are not required to do so. Please see Item 601(b)(10) of Regulation S-K.
3. Please provide a description of your business that addresses the requirements of Item 101 of Regulation S-K and provide a prominent disccussion of the legal and operational risks associated with being based in or having the majority of the company
s operations in
         China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to data security or anti-monopoly concerns, have or may impact the
         company   s ability to conduct its business, accept foreign
investments, or list on a U.S. or
         other foreign exchange.
4. Please prominently disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding
         Foreign Companies Accountable Act and related regulations will affect your company. In addition, disclose that trading in your securities may be prohibited under the Holding
         Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.
5. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, please disclose which of your subsidiaries conduct operations in China.
6. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to any U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to your shareholders, your controlling shareholder and U.S. investors.
7. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements
 William Lam Ching Wan
FirstName  LastNameWilliam Lam Ching Wan
GREEN VISION     BIOTECHNOLOGY     CORP.
Comapany
May  3, 2022NameGREEN VISION BIOTECHNOLOGY CORP.
May 3,
Page 3 2022 Page 3
FirstName LastName
         from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of
         China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Item 9A. Controls and Procedures, page 15

8.       Please address the following:
             Tell us how you determined that a conclusion that your internal control over financial reporting (ICFR) was not effective as of December 31, 2021, did not impact your conclusion regarding the effectiveness of your disclosure controls and procedures
             (DCP), as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please refer to
             SEC Release No. 33- 8238, Final Rule: Management   s Report on
Internal Control
             Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic
             Reports, which states that disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles. We note that you concluded that disclosure controls and procedures were not effective as of September 30, 2021.
             Tell us and revise your disclosures in future filings to clearly discuss any material weaknesses(es) you identified, when the material weaknesses were discovered, and the steps and status of your plans to remediate the material weakness.
             Finally, in future annual filings, please specifically identify the COSO framework, for example - 2013, used in your evaluation of internal control over financial reporting.
Consolidated Financial Statements
Note 1. Organization and Nature of Business, page F-8

9. Revise your disclosures regarding the Consulting Services Agreement on page F-9 to quantify the consulting fees received from Lutu International and Lutu Group during the periods presented. Clearly disclose how such amounts were recorded and the line items affected. Revise your related party disclosures elsewhere in the filing according.
Note 7. Inventories, page F-19

10. Please revise to address the following regarding your cost of goods sold and provision of inventory:
             Revise your MD&A disclosure on page 10 to more clearly explain the reasons for the changes in your cost of revenues and gross margin.
 William Lam Ching Wan
GREEN VISION BIOTECHNOLOGY CORP.
May 3, 2022
Page 4
                Clearly disclose why the unit price of products sold decreased from 2020 to 2021.
              Identify any change in the mix of products by providing a breakdown of the product mix.
                Revise your MD&A to specifically address how the changes in your provision for inventory affected your expense line items presented here.
                Revise this section to specifically identify the circumstances that led to the releases of your inventory provisions in 2021 and 2020.
                Revise to more clearly explain the extent to which the releases of the inventory provisions as well as the trends in your revenues and cost of revenues relates to the events described on page 13 regarding the new environmental regulations that prohibit the use of coal-fired boilers in the production of your inventory. Revise your disclosures on page 13 to more clearly describe your current inventory production capability as well as your sourcing of each type of your product inventory for each of the periods presented (i.e., the percentage of your inventory sold you produced in-
              house, sub-contracted, and/or purchased in complete form).
                You state on page F-15 that because of your product mix, you have not historically experienced significant occurrences of obsolescence. Please reconcile this statement with your inventory provision of 100% of your inventory balances as of December
              31, 2021 and 2020.
                Revise your disclosures in your MD&A as well as on page F-15 and F-19 to clearly identify the line item in which you reflected the releases of your inventory provisions during 2021 and 2020.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494
if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameWilliam Lam Ching Wan   Sincerely,
Comapany NameGREEN VISION BIOTECHNOLOGY CORP.
                                          Division of Corporation Finance
May 3, 2022 Page 4                        Office of Life Sciences
FirstName LastName